

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Charles Tyson
Chief Executive Officer
LL Flooring Holdings, Inc.
4901 Bakers Mill Lane
Richmond, VA

> **Re: LL Flooring Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed May 10, 2024**
> **File No. 001-33767**

Dear Charles Tyson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 10, 2024

General

1. On the proxy card, please put the Sullivan Nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

Questions and Answers About the Annual Meeting, page 87

2. We note the disclosure on page 88 and elsewhere that brokers will have discretionary authority to vote on routine matters and that Proposal 5 is a routine matter. It is our understanding that brokers may only exercise discretionary authority on routine matters if they do not receive soliciting materials from either dissident. Please clarify throughout the filing or advise.

3. Words appear to be missing from the following disclosure on page 88: "If you sign and return your WHITE proxy card, but do not properly direct how your shares should be voted on a proposal, the proxy holders 'for' Proposals 2, 3, 4 and 5." Please revise.

4.   We note your disclosure on page 93 of the aggregate expenses expected to be incurred in connection with the solicitation of proxies, excluding "litigation costs in connection with the Annual Meeting." Please revise to include litigation expenses incidental to the solicitation. Refer to Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions